UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Camelot Information Systems Inc.
(Name of Issuer)

Ordinary shares, with no par value per share1 American depositary shares, each representing four ordinary shares, with no par value per share
(Title of Class of Securities)

G1795R100 (for ordinary shares) 13322V105 (for American depositary shares)
(CUSIP Number)

Yiming Ma
Heidi Chou
Yuhui Wang

Beijing Publishing House
A6 North Third Ring Road, Xicheng District
Beijing, 100120, People’s Republic of China
+(86) 10 5810-0999

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event Which Requires Filing of this Statement)
_____________________________

1	Not for trading, but only in connection with the registration of American Depositary Shares each representing four ordinary shares.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Yiming Ma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Benefit Overseas Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Heidi Chou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Dreams Power Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G1795R 100

1.	NAME OF REPORTING PERSON: Yuhui Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed with respect to Camelot Information Systems Inc. (the “Company” or “Issuer”) jointly by Mr. Yiming Ma (“Mr. Ma”), Benefit Overseas Limited, Ms. Heidi Chou (“Ms. Chou”), Dreams Power Ltd. and Mr. Yuhui Wang (“Mr. Wang”) (collectively referred to herein as the “Reporting Persons”) pursuant to their agreement of joint filing, filed as Exhibit 7.01 with the Schedule 13D on March 21, 2013  and incorporated herein by reference.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed on March 21, 2013, as previously amended on September 25, 2013 (as amended and supplemented to date, the "Schedule 13D"), on behalf of the reporting persons named therein with the United States Securities and Exchange Commission (the “SEC”).  Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 26, 2014, Jianping Ouyang entered into a rollover agreement (the “Ouyang Rollover Agreement”) with Parent, pursuant to which Jianping Ouyang agreed to contribute to Parent an aggregate of 5,773,180 Shares in exchange for 5,773,180 ordinary shares of Parent immediate prior to the effective time of the merger.  On March 28, 2014, Amy M Chen, Edward George Chen, Elizabeth Bethany Chen, Yuan Fang Dong, Edea Associates Inc., Richard M. Gannon, Vincent K. Waterhouse, and Tong Kai Man Wilson entered into a rollover agreement (together with the Ouyang Rollover Agreement, the “Additional Rollover Agreements”) with Parent, pursuant to which they each agreed that, prior to the effective time of the merger, they will contribute to Parent an aggregate of 685,428 Shares in exchange for 685,428 ordinary shares of Parent.  The information disclosed in this paragraph is qualified in its entirety by reference to the Additional Rollover Agreements, a copy of each of which is filed as Exhibit 7.08 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 25, 2014, the Company held a special meeting of its shareholders (the “Special Meeting”) at the offices of the Company at A6 North Third Ring Road, Xicheng District, Beijing, 100120, China. At the Special Meeting, the shareholders of the Company voted in favor of the proposal to approve the Agreement and Plan of Merger, dated as of September 18, 2013 (the “Merger Agreement”), by and among Camelot Employee Scheme Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Camelot Employee SubMerger Scheme INC., a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 of that certain Amendment No. 1 to the Schedule 13D, dated as of

September 25, 2013 ("Amendment No.1"), are hereby incorporated by reference in their entirety into this Item. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.02 to Amendment No. 1, and is incorporated herein by reference in its entirety.

On March 28, 2014, the Company filed a Plan of Merger with the Registry of Corporate Affairs of British Virgin Islands, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each Share that was outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$0.5125 per Share or US$2.05 per ADS (the “Merger Consideration”) in each case, in cash without interest.

Notwithstanding the foregoing, certain excluded Shares (the “Excluded Shares”), which include: (i) Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Rollover Shareholders, which include Benefit Overseas Limited, DREAMS POWER LTD., Mr. Wang, Webster Yin, Haoli Jia, Chi-Pang Evan Tso, Wai Hoong Leung, Bo Chen, FUNDERS HOLDING LTD, Ever Smooth Corporate Limited, Xiaochun Yang, Lixin Huang, Jianhua Peng, Hanwei Xu, Jinping Pan, Pengsheng Qi, Qiang Yu, Zhailin Li, Chunliang Wang, Jiaqi Guo, Liming Qiao, Bo Yuan, Chunwen Zhu, Tammy Mei-Tan Chang, Mingyang Wei, David Chen, Joint Link Technology Limited, Mutual Billion Int’l Investment Limited, Song Yao, Arlem Associated Corp., Allan Y Dong, Xiao Feng Fu, Xiaohua Huang, Amy M Chen, Edward George Chen, Elizabeth Bethany Chen, Yuan Fang Dong, Edea Associates Inc., Richard M. Gannon, Vincent K. Waterhouse, Tong Kai Man Wilson and Jianping Ouyang (collectively, the “Rollover Shares”); and (ii) Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”). Each Rollover Share (including ADSs that represent Rollover Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Share held by Dissenting Shareholders will be cancelled at the Effective Time for the right to receive the fair value of such shares as determined in accordance with the provisions of the BVI Companies Act., in cash without interest.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Shares ceased to trade on the New York Stock Exchange (“NYSE") and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to the Rollover Agreement and the Additional Rollover Agreements, immediately prior to the Effective Time, the Rollover Shareholders contributed to Parent Shares they own in exchange of ordinary shares of Parent.  The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 7.05 to Amendment No. 1 and the Additional Rollover Agreements, a copy of each of which is filed as Exhibit 7.08, both of which are incorporated herein by reference in their entirety.

Pursuant to the Voting Agreement, the Rollover Shareholders, who collectively owned approximately 34.7% of the outstanding Shares prior to the Effective Time, appeared at the Special Meeting or otherwise caused their Shares to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all Shares in favor of the approval of the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which was filed as Exhibit 7.06 to Amendment No. 1 and is incorporated herein by reference in its entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced by adding the following:

(a)–(b)     As of the date hereof, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)           Except as set forth in Item 4 above, incorporated herein by reference, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

(d)           Not applicable

(e)           March 28, 2014.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions under Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 20, 2013 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on March 21, 2013).

Exhibit 7.08:
Rollover Agreement, dated as of March 26, 2014, between Jianping Ouyang and Parent, and Rollover Agreement, dated as of March 28, 2014, between Amy M Chen, Edward George Chen, Elizabeth Bethany Chen, Yuan Fang Dong, Edea Associates Inc., Richard M. Gannon, Vincent K. Waterhouse, Tong Kai Man Wilson and Parent.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2014

YIMING MA

By :	/s/ Yiming Ma
Name :	Yiming Ma

BENEFIT OVERSEAS LIMITED

By :	/s/Yiming Ma
Name :	Yiming Ma
Title:	Director

HEIDI CHOU

By :	/s/Heidi Chou
Name :	Heidi Chou

DREAMS POWER LTD.

By :	/s/Heidi Chou
Name :	Heidi Chou
Title:	Director

YUHUI WANG

By :	/s/ Yuhui Wang
Name :	Yuhui Wang